SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34931

Deregistration under Section 8(f) of the Investment Company Act of 1940

May 26, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of May 2023. A copy of each application may be
obtained via the Commission's website by searching for the applicable file number listed
below, or for an applicant using the Company name search field, on the SEC's EDGAR
system. The SEC's EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the
SEC's Public Reference Room at (202) 551-8090. An order granting each application will be
issued unless the SEC orders a hearing. Interested persons may request a hearing on any
application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the
relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the
relevant applicant below, or personally or by mail, if a physical address is listed for the
relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on
June 20, 2023, and should be accompanied by proof of service on applicants, in the form of an
affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing
requests should state the nature of the writer's interest, any facts bearing upon the desirability
of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Clough Funds Trust [File No. 811-23059]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 24, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $89,867.03 incurred in connection with the liquidation were paid by the applicant's investment adviser. Applicant also has retained $101,347.27 for the purpose of paying outstanding legal, accounting, and administrative liabilities.

Filing Date: The application was filed on April 28, 2023.

Applicant's Address: 1290 Broadway, Suite 1000, Denver, Colorado 80203.

Evermore Funds Trust [File No. 811-22335]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Evermore Global Value Fund, a series of The RBB Fund Trust, and on December 27, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $224,831 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on February 22, 2023, and amended on April 26, 2023.

Applicant's Address: 55 Union Place, Suite 277, Summit, New Jersey 07901.

Red Cedar Fund Trust [File No. 811-23459]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 27, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $31,699.79 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on April 12, 2023.

Applicant's Address: 333 Bridge Street North West, Suite 601, Grand Rapids, Michigan 49504.

Stone Ridge Residential Real Estate Income Fund I, Inc. [File No. 811-23451]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 21, 2023, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $12,500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 24, 2023.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Thrivent Church Loan & Income Fund [File No. 811-23362]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 20, 2023, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $46,272 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 24, 2023.

Applicant's Address: 901 Marquette Avenue, Suite 2500, Minneapolis, Minnesota 55402-3211.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Lynn Taylor,

Assistant Secretary.